UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          Mueller Water Products, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    624758207
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                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
                               Pirate Capital LLC
                        200 Connecticut Avenue, 4th Floor
                                Norwalk, CT 06854
                                 (203) 854-1100
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 23, 2007
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                          (Date of Event which Requires
                            Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 624758207               SCHEDULE 13D                 PAGE 2 OF 5 PAGES
-------------------                                            -----------------

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1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               PIRATE CAPITAL LLC
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                        (b) |X|

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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      AF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                      |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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                  7     SOLE VOTING POWER

                        -0-
                  --------------------------------------------------------------
 NUMBER OF        8     SHARED VOTING POWER
  SHARES
BENEFICIALLY            4,056,606
  OWNED BY        --------------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH             -0-
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        4,056,606
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

      4,056,606
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12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        |_|
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.7%
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14    TYPE OF REPORTING PERSON*

      IA
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                               * SEE INSTRUCTIONS

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CUSIP NO. 624758207               SCHEDULE 13D                 PAGE 3 OF 5 PAGES
-------------------                                            -----------------

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1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              THOMAS R. HUDSON JR.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                        (b) |X|

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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                      |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
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                  7     SOLE VOTING POWER

                        0
                  --------------------------------------------------------------
 NUMBER OF        8     SHARED VOTING POWER
  SHARES
BENEFICIALLY            4,056,606
  OWNED BY        --------------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH             0
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        4,056,606
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

      4,056,606
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.7%
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14    TYPE OF REPORTING PERSON*

      IN
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                               * SEE INSTRUCTIONS

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CUSIP NO. 624758207               SCHEDULE 13D                 PAGE 4 OF 5 PAGES
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The Schedule 13D filed on December 22, 2006 by Pirate Capital LLC, a Delaware limited liability company ("Pirate Capital"), and Thomas R. Hudson Jr.
(together, the "Reporting Persons"), relating to the shares of common stock, $0.01 par value (the "Shares"), of Mueller Water Products, Inc. (the "Issuer"), is hereby amended by this Amendment No. 1 to the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The third sentence of Item 3 of the Schedule 13D is hereby amended and restated as follows:

A total of approximately $50,279,393 was paid to acquire the shares of Walter common stock attributable in value to the Issuer Shares spun off by Walter to the Reporting Persons and reported in this Amendment No. 1.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a), (b), (c) and (e) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

      (a) The Reporting Persons beneficially own in the aggregate 4,056,606 Shares, constituting approximately 4.7% of the Shares outstanding.

      The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 85,844,920 Shares outstanding, which is the total number of Shares outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q filed February 9, 2007.

      (b) By virtue of its position as general partner of Jolly Roger Fund LP, Pirate Capital LLC has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 0 Shares held by Jolly Roger Fund LP. By virtue of agreements with Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD, Pirate Capital LLC has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 3,446,045 Shares and 610,561 Shares held by Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD, respectively. By virtue of his position as sole Managing Member of Pirate Capital LLC, Thomas R. Hudson Jr. is deemed to have shared voting power or shared dispositive power with respect to all Shares as to which Pirate Capital LLC has voting power or dispositive power. Accordingly, Pirate Capital and Thomas R. Hudson Jr. are deemed to have shared voting and shared dispositive power with respect to an aggregate of 4,056,606 Shares.

      (c) The following sets forth the transactions in the Shares effected by the Reporting Persons during the last 60 days. The transactions were effected in the open market.

Jolly Roger Activist Portfolio Company LTD

      Trade Date        Shares Purchased (Sold)     Price per Share ($)
      ----------        -----------------------     -------------------
      01/29/2007                 18,000                    13.70
      03/01/2007                 (4,000)                   15.03
      03/06/2007                (25,000)                   14.75
      03/08/2007                (75,000)                   14.60
      03/09/2007               (239,691)                   14.62
      03/19/2007                (43,224)                   13.97
      03/26/2007                (73,528)                   13.76
      03/26/2007                (50,000)                   13.76

Jolly Roger Fund LP

      Trade Date        Shares Purchased (Sold)     Price per Share ($)
      ----------        -----------------------     -------------------

      02/26/2007                   (600)                   15.66
      03/05/2007                (25,000)                   14.73
      03/07/2007                 (1,500)                   14.85
      03/12/2007               (100,000)                   14.64
      02/13/2007                (47,988)                   14.60
      03/14/2007                 (3,600)                   14.25
      03/20/2007                (50,000)                   14.00
      03/21/2007                (50,000)                   14.12
      02/22/2007                (10,000)                   14.05
      03/23/2007               (100,000)                   13.88
      03/26/2007                (42,433)                   13.76

Jolly Roger Offshore Fund LTD

      Trade Date        Shares Purchased (Sold)     Price per Share ($)
      ----------        -----------------------     -------------------

      01/30/2007                 50,000                    13.55
      02/02/2007                 25,000                    14.61

See also Item 6.

      (e) March 23, 2007

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

Item 6 of the Schedule 13D is hereby amended and restated as follows:

As set forth below, Jolly Roger Offshore Fund LTD sold 6,000 call options to acquire 600,000 Shares, each of which was sold on the open market.

Date of      Shares         Exercise Price   Expiration Date    Purchase Price
Sale         Underlying     per Share ($)                       per Option ($)
             Options

03/07/07     600,000        15.00            04/21/07           46.67

Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

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CUSIP NO. 624758207               SCHEDULE 13D                 PAGE 5 OF 5 PAGES
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                                   SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2007

                                        PIRATE CAPITAL LLC


                                        By: /s/ Thomas R. Hudson Jr.
                                            ---------------------------
                                            Name: Thomas R. Hudson Jr.
                                            Title: Managing Member


                                        /s/ Thomas R. Hudson Jr.
                                        ------------------------------
                                        Thomas R. Hudson Jr.